

March 8, 2011

Mr. D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer
Cole Credit Property Trust III, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

      Re: **Cole Credit Property Trust III, Inc.**
             Form 10-K for the year ended December 31, 2009
             Filed on March 29, 2010
             Proxy Statement on Schedule 14A
             Filed on April 7, 2010
             File No. 333-149290

Dear Mr. McAllaster, Jr.:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Sonia Barros
Special Counsel

cc: Lauren B. Prevost (*via facsimile*)